GLOBAL CONCEPTS, LTD.
                            14 Garrison Inn Lane
                             Garrison, NY 10524
                                845-424-4100

February 1, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

   Re:  Global Concepts, Ltd.
        Registration Statement on Form SB-2 (File No. 333-121043)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Global Concepts, Ltd. hereby applies for withdrawal of the above-referenced Registration Statement on Form SB-2, which was filed with the Securities and Exchange Commission on December 7, 2004.

The Registration Statement was filed in contemplation of a public offering by two selling shareholders. Global Concepts is withdrawing the Registration Statement at the request of the selling shareholders, as a result of a substantial modification of the contractual relationship between Global Concepts and the selling shareholders. The Registration Statement has not been declared effective, and none of the securities included in the Registration Statement have been sold in connection with the offering.

Please provide, by facsimile, a copy of the order granting withdrawal of the Registration Statement to our legal counsel, Robert Brantl
(facsimile: 718-965-4042). If you have any questions with regard to this application for withdrawal, please contact Mr. Brantl at 718-768-6045.


                                        Global Concepts, Ltd.

                                        By: /s/ Michael Margolies
                                        ---------------------------
                                        Michael Margolies, Chairman